FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2003

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Interim Financial Statements for the Period ended January 31, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date: April 2, 2003

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

April 2, 2003

SECURITIES AND EXCHANGE COMMISSION

VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

R. Stuart Angus, Fasken Martineau DuMoulin LLP

MADISON ENTERPRISES CORP.

QUARTERLY REPORT

JANUARY 31, 2003

(Unaudited – Prepared by Management)

Madison Enterprises Corp.

(An exploration stage company)

Consolidated Balance Sheets

As at

(expressed in Canadian dollars)

	January 31, 2003 $ (unaudited)	October 31, 2002 $

ASSETS

Current Assets:
Cash and cash equivalents	357,185	262,096
Marketable securities	7,987	7,987
Accounts receivable	132,316	64,457
Prepaid expenses and deposits	21,000	33,857
	518,488	368,397

Resource properties and deferred costs	41,509,741	41,128,775
Deferred financing costs	-	29,279
Fixed assets	56,445	60,103
	42,084,674	41,586,554

LIABILITIES

Current Liabilities:
Accounts payable and accrued liabilities	149,352	124,397

Shareholders’ Equity

Capital Stock
Authorized
100,000,000 common shares without par value

Issued
60,741,164 (55,676,585 – October 31, 2002) common shares	53,446,152	52,787,448
Stock options	188,984	30,131
Share purchase warrants	-	1,167,167
Contributed surplus	1,167,167	-

Deficit	(12,866,981)	(12,522,589)
	41,935,322	41,462,157
	42,084,674	41,586,554

Nature of operations and going concern (note 1)

Subsequent events (note 9)

Approved by the Board: “Chet Idziszek”      Director

          “James G. Stewart”     Director

Madison Enterprises Corp.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

 (expressed in Canadian dollars, unaudited)

	Three Months Ended January 31, 2003 $	Three Months Ended January 31, 2002 $

General and administrative expenses:
Audit and accounting	4,500	2,200
Bank charges	445	338
Depreciation	3,658	4,900
Filing fees	4,761	2,139
Insurance	3,725	3,623
Legal fees	16,723	7,962
Office and rent	68,215	76,501
Office rent reimbursement	(47,195)	(31,853)
Property exam	-	1,761
Public relations	25,335	22,450
Shareholder information	2,883	-
Stock-based compensation	158,853	-
Transfer agent’s fees	1,718	992
Travel	7,415	1,270
Wages	101,395	85,757
	352,431	178,040

Other:
Interest earned	(3,044)	(4,812)
Foreign exchange (gain) loss	(4,995)	3,883
	(8,039)	(929)

Loss for the period	344,392	177,111

Deficit - Beginning of period	12,522,589	11,844,594

Deficit - End of period	12,866,981	12,021,705

Net loss per share	(0.00)	(0.00)

Madison Enterprises Corp.

(An exploration stage company)

Consolidated Statements of Cash Flows

 (expressed in Canadian dollars, unaudited)

	Three Months Ended January 31 , 2003 $	Three Months Ended January 31, 2002 $
Cash flows from operating activities:
Loss for the period	(344,392)	(177,111)
Items not affecting cash
Depreciation	3,658	4,900
Stock-based compensation	158,853	-
Change in non-cash working capital items:
Increase in accounts receivable	(67,859)	(53,596)
Decrease in prepaid expenses and deposits	12,857	-
Increase (decrease) in accounts Payable and accrued liabilities	5,697	(20,966)
	(231,186)	(246,773)

Cash flows from financing activity:
Capital stock issued for cash	657,408	-

Cash flows from investing activities:
Expenditures on resource properties	(331,133)	(120,271)
Purchase of fixed assets	-	(298)
	(331,133)	(120,569)

Increase (decrease) in cash and cash equivalents	95,089	(367,342)

Cash and cash equivalents - Beginning of period	262,096	1,127,560

Cash and cash equivalents - End of period	357,185	760,218

Madison Enterprises Corp.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2003

(Unaudited – Prepared by Management)

1.

Nature of Operations and Going Concern

The Company is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At January 31, 2003, the Company had working capital of $369,136, which, together with the proceeds from the private placement subsequent to the quarter end (note 9), management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on the Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent development, and upon future profitable production from the properties or proceeds from disposition.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

2.

Interim Unaudited Consolidated Financial Statements

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002.

3.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.

Resource Properties and Deferred Costs

	Mt. Kare, Papua New Guinea $	Lewis Property, Nevada $	Totals $

Balance, October 31, 2002	40,729,224	399,551	41,128,775

Acquisition	-	10,985	10,985
Assays	643	41,715	42,358
Camp/Office	7,880	167	8,047
Communications	4,780	-	4,780
Contractors- Computers/Drafting	-	551	551
Contractors-Surveying	-	365	365
Drilling	-	4,664	4,664
Evaluation of Alluvial Resource	31	-	31
Food Supplies and Catering	4,549	-	4,549
Fuel Supplies	1,018	-	1,018
Geologic Staff	32,700	53,454	86,154
Geological Supplies/Equipment	-	25	25
Helicopter	16,075	-	16,075
Land & Legal	31,524	64,763	96,287
Lawyer Fees	6,345	13,222	19,567
Licence Fees	12,416	-	12,416
Local Labour-Food Rations	1,430	-	1,430
Local Labour-Wages	4,113	-	4,113
Outside Contractors- Community Relations	48,352	-	48,352
Port Moresby Office	9,635	-	9,635
Travel & Accommodation	8,990	574	9,564
	190,481	190,485	380,966

Balance, January 31, 2003	40,919,705	590,036	41,509,741

On December 31, 2002, the Company had completed the initial on-site exploration expenditures of US$250,000 on the Lewis Property.  On January 1, 2003, as the Company is continuing with the Lewis Property option agreement, the Company became committed to incur US$150,000 in on-site exploration expenditures before December 31, 2003.  This amount must be paid regardless of any termination of the Lewis Agreement.

5.

Capital Stock

The Company’s authorized share capital consists of 100,000,000 common shares without par value.

	Number of Shares	Amount $

Balance, October 31, 2002	55,676,585	52,787,448
Compensation (a)	105,113	18,750
Exercise of Stock Options	46,000	6,900
Exercise of Warrants	750,000	95,000
Private Placement (b)	4,163,466	538,054
Balance, January 31, 2003	60,741,164	53,446,152

a)

During the period ended January 31, 2003, the Company issued a total of 105,113 common shares, valued at $18,750, to certain employees and consultants as compensation for a reduction in remuneration.

b)

On November 5, 2002, the Company closed a brokered private placement of 4,003,333 units at a price of $0.15 per unit to generate proceeds of $538,054 (net of $24,020 in commission and $38,426 in issuance costs).  Each unit consists of one common share and one-half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.18 per share until November 5, 2003, and at a price of $0.20 per share thereafter until November 5, 2004.  The agent received a commission of 8% of the gross proceeds, paid half in cash ($24,020) and half in units (160,133 units), and a broker’s warrant entitling the purchase of up to 600,500 shares of the Company at a price of $0.18 per share until  November 5, 2003 and at a price of $0.20 per share thereafter until November 5, 2004.

The shares are subject to a hold period, which expires on March 5, 2003.

c)

During the three months ended January 31, 2003, the Company granted stock options entitling the purchase of up to 2,668,420 common shares at $0.20 per share up to and including May 21, 2007.

The Company has recorded stock-based compensation expense for the estimated value of $158,853, for options granted to consultants.  The Company has not adopted the fair value method of accounting for options granted to employees and directors.

The pro forma effect on loss and loss per share for the period ended January 31, 2003 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

$

Loss for the period

      Reported

 344,392

      Pro forma

 597,912

Basic and diluted loss per share

      Reported

         .00

      Pro forma

         .01

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate

    4.22%

Expected dividend yield

            -

Expected stock price volatility

     102%

Expected option life in years

            5

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

6.

Related Party Transactions

a)

The Company incurred the following expenses with directors and a company related by way of directors in common during the three months ended January 31, 2003, and

      2002:

	2003 $	2002 $

Legal fees	14,029	6,206
Exploration management and other expenditures on resource assets	19,833	6,206
Share issue costs charged to capital stock	4,515	-

b)

As at January 31, 2003, accounts payable and accrued liabilities include $10,367

      (October 31, 2002 - $36,356) due to officers of the Company and companies related by way of directors in common.

c)

During the three months ended January 31, 2003, the Company recorded reimbursements of $43,518 (2002 - $31,853) for rental of office space from companies related by way of directors in common, under rental agreements between the related companies.

d)

During the three months ended January 31, 2003, the Company funded some general and administrative expenses for companies related by way of directors in common.  At January 31, 2003, accounts receivable include $117,689 (October 31,

2002 - $53,516) due from these related companies.

7.

Supplemental Cash Flow Information

During the period ended January 31, 2003, the Company conducted the following non-cash transactions:

a)  Issued 105,113 common shares, valued at $18,750 to certain employees and consultants as compensation for a reduction in remuneration.

a)

Transferred $1,167,167 to contributed surplus when warrants to purchase 3,175,000 shares of the Company expired unexercised on November 17, 2002.

8.

Segmented Information

The Company has one operating segment, the exploration and development of mineral properties located principally in Papua New Guinea and the United States.  All fixed assets are held in Canada.

9.

Subsequent Events

On February 24, 2003, the Company closed a brokered private placement of 10,900,000 units and a non-brokered private placement of 100,000 units at a price of $0.20 per unit, to generate gross proceeds of $2.2 million.  Each unit consists of one common share and one half warrant, every full warrant entitling the purchase of an additional common share at a price of $0.25 per share until February 24, 2004.  The agent received a cash fee of $175,200, 4,000 units with the same terms as above and 1,650,000 broker’s warrants exercisable into common shares at $0.25 per share until February 24, 2004.

SCHEDULE B

SUPPLEMENTARY INFORMATION

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED JANUARY 31, 2003

1.

(a)   Deferred costs:

See Schedule A – Notes to Interim Financial Statements, Note 4. “Resource properties and deferred costs”

(a)

Breakdown of Office and Rent costs:

Office	$21,148
Rent	47,067
$68,215

(b)

Breakdown of Public Relations costs:

Expenses	$1,935
Investor relations consultants	21,400
Internet	2,000
$25,335

2.

Expenditures made to non-arm’s length parties:

See Schedule A – Notes to Interim Financial Statements, Note 6.

3.

(a)   Securities issued during the period:

        See Schedule A – Notes to Interim Financial Statements, Note 5.

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED JANUARY 31, 2003

(a)

Options granted during the period:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

30-Dec-02	150,000	Director	Abdullah Basodan	$0.20	30-Dec-07
30-Dec-02	427,000	Director	Chet Idziszek	$0.20	30-Dec-07
30-Dec-02	150,000	Director	Donald Kohls	$0.20	30-Dec-07
30-Dec-02	150,000	Director	Catherine McLeod- Seltzer	$0.20	30-Dec-07
30-Dec-02	150,000	Director	Robert Sibthorpe	$0.20	30-Dec-07
30-Dec-02	325,000	Director	James G. Stewart	$0.20	30-Dec-07
30-Dec-02	575,000	Consultant	Jeff Cocks	$0.20	30-Dec-07
30-Dec-02	150,000	Consultant	Nell Dragovan	$0.20	30-Dec-07
30-Dec-02	100,000	Consultant	Max Fugman	$0.20	30-Dec-07
30-Dec-02	61,920	Consultant	David Scott	$0.20	30-Dec-07
30-Dec-02	100,000	Consultant	David Mallo	$0.20	30-Dec-07
30-Dec-02	41,000	Consultant	Douglas Turnbull	$0.20	30-Dec-07
30-Dec-02	48,000	Employee	Naomi Corrigan	$0.20	30-Dec-07
30-Dec-02	47,500	Employee	Roswitha Davidson	$0.20	30-Dec-07
30-Dec-02	55,000	Employee	Elizabeth Anderson	$0.20	30-Dec-07
30-Dec-02	45,000	Employee	Elvie Valenzuela	$0.20	30-Dec-07
30-Dec-02	48,000	Employee	Sandra Hjerpe	$0.20	30-Dec-07
30-Dec-02	45,000	Employee	Graham Pople	$0.20	30-Dec-07

4

(a)   Authorized and issued share capital at January 31, 2003

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	100,000,000	60,741,164	$53,446,152

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED JANUARY 31, 2003

(b)   Summary of options and warrants outstanding at January 31, 2003

Security	Number or Amount	Exercise or convertible price	Expiry Date
Options	2,675,580	$0.17	March 6, 2006
Options	594,000	$0.15	May 21, 2007
Options	2,668,420	$0.20	December 30, 2007
Warrants	3,500,000	$0.12	September 21, 2003
Agent Warrants	900,000	$0.12	September 21, 2003
Warrants	100,000	$0.14	September 21,2003
Agent Warrants	10,000	$0.14	September 21, 2003
Warrants	2,001,666	$0.18 $0.20	November 5, 2003 November 5, 2004
Agent Warrants	680,566	$0.18 $0.20	November 5, 2003 November 5, 2004

(c)   Share in escrow or subject to a pooling agreement as at January 31, 2003

Number of Shares
Escrow	NIL

5.

List of Directors and Officers as at March 27, 2003

Name	Position

Chet Idziszek	Director, President, Chairman & C.E.O.
James Stewart	Director, Secretary
Dr. Abdullah Basodan	Director
Donald Kohls	Director
Catherine McLeod-Seltzer	Director
Robert Sibthorpe	Director

SCHEDULE C

MANAGEMENT DISCUSSION

MADISON ENTERPRISES CORP.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE THREE MONTHS ENDED JANUARY 31, 2003

During the three months ended January 31, 2003, the Company continued exploration at its Lewis Property in Nevada and carried out a brokered private placement of 4,003,333 Units at a price of $0.15 per Unit to generate gross proceeds of $600,500.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.18 until November 5, 2003 and thereafter at a price of $0.20 until November 5, 2004.

Subsequent to the end of the period, the Company carried out a brokered private placement of 10,900,000 Units at a price of $0.20 per Unit to generate gross proceeds of $2,180,000 and a non-brokered private placement of 100,000 Units at a price of $0.20 per Unit to generate gross proceeds of $20,000.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.25 until February 24, 2004.

The proceeds from these placements will be used to fund the resumption of exploration on the Company's Mt. Kare gold property in Papua New Guinea and the Lewis Property in Nevada.

OPERATIONS AND FINANCIAL CONDITION

At January 31, 2003, the Company had total assets of $42,084,674 as compared with $41,586,554 at October 31, 2002.  This increase is due to the sale of share capital.  Working capital at January 31, 2003 increased to $369,136 from working capital of $244,000 at October 31, 2002.   The Company's largest cash outflow in the three month period ended January 31, 2003 was as a result of general and administrative expenses of $352,431.  During the three month period ended January 31, 2002, the Company’s largest cash outflow resulted from general and administrative expenses of $178,040.

During the three month period ended January 31, 2003, the Company recorded interest income of $3,044 and a foreign exchange gain of $4,995.  During the three month period ended January 31, 2002, the Company recorded interest income of $4,812 and a foreign exchange loss of $3,883.

Expenses for the three month period ended January 31, 2003 were $352,431, up from $178,040 for the three month period ended January 31, 2002 due principally to stock-based compensation of $158,853 in the form of incentive stock options issued to consultants.  During the three month period ended January 31, 2003, the Company incurred expenses of $102,550 with or on behalf of parties not at arm’s length to the Company.  These expenses are comprised of legal fees paid to directors of the Company or its Papua New Guinea subsidiaries totalling $38,377 and office costs incurred on behalf of companies with directors in common totalling $64,173 pursuant to cost sharing arrangements with such companies.  The net loss for the three month period ended January 31, 2003 was $344,392 or $0.00 per share as compared with a net loss for the three month period ended January 31, 2002 of $177,111, or $0.00 per share.

CAPITAL STOCK

During the three months ended January 31, 2003, the Company carried out a brokered private placement of 4,003,333 Units at a price of $0.15 per Unit to generate gross proceeds of $600,500.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.18 until November 5, 2003 and thereafter at a price of $0.20 until November 5, 2004.  Canaccord Capital Corp. (“Canaccord”) assisted the Company in arranging the private placement and, in consideration thereof, the Company paid Canaccord a commission of 8% of the gross proceeds, payable half in cash and half in units, and issued to Canaccord 600,500 brokers warrants.  In addition, the Company issued 105,113 shares having a deemed value of $18,750 as compensation for its chief executive officer.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  Based on its existing working capital, the Company does not expect to require additional financing for its currently held properties during the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management of the Company regularly reviews the net carrying value of the Company’s interest in each mineral property.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis.  Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.  Where estimates of future net cash flows are not available and where other conditions such as the exploration results incurred by the Company and others suggest impairment, management assesses if carrying value can be recovered.

At January 31, 2003, the Company had working capital of $369,136, which, together with the proceeds from the private placement subsequent to the end of the period, management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on the Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its mineral exploration properties.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relations activities internally by assigning various duties to officers, directors and employees.  These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.

SUBSEQUENT EVENTS

Subsequent to the end of the period, the Company carried out a brokered private placement of 10,900,000 Units at a price of $0.20 per Unit to generate gross proceeds of $2,180,000 and a non-brokered private placement of 100,000 Units at a price of $0.20 per Unit to generate gross proceeds of $20,000.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.25 until February 24, 2004.  Canaccord Capital Corp. (“Canaccord”) assisted the Company in arranging the private placement and, in consideration thereof, the Company paid Canaccord a commission and a finder’s fee of 8% of the gross and issued to Canaccord 4,000 units and 1,650,000 brokers warrants also exercisable at a price of $0.25 per share until February 24, 2004.